T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

04046947

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2929
Date December 03, 2004
Subject T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- the Ad hoc release of December 3 2004, regarding T-Online International AG's Reasoned Opinion on the voluntary cash tender offer to T-Online shareholders pursuant to § 27 (1) of the German Securities Acquisition and Takeover Act (WpÜG).
- Reasoned Opinion of the Board of Management of T-Online International AG as of December 3, 2004

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online international AG

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

Jlw 1/3

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

Adhoc-Release

December 3rd, 2004

Ad hoc notification from T-Online International AG, Darmstadt

T-Online Management Board resolves Reasoned Opinion pursuant to § 27 WpÜG

The Management Board of T-Online International AG resolved its Reasoned Opinion on the voluntary public cash tender offer to T-Online shareholders pursuant to § 27 (1) of the German Securities Acquisition and Takeover Act (WpÜG) today at 12.00 pm. For the reasons outlined in the Reasoned Opinion, the Management Board is at present not able to recommend shareholders to accept or not to accept the Offer. The Management Board is of the view that the offered purchase price per T-Online share is significantly below the per share company value of T-Online established by performing a discounted future earnings valuation or on the basis of other internationally recognized valuation methods. However, due to the fact that the exchange ratio in case of a merger which also depends on the value of the Bidder established according to IDW S1 (and possible amendments to it as stated in the Reasoned Opinion) is still open and on account of the uncertainties regarding the price development of the Bidder's shares, it is not foreseeable whether it is more favorable to shareholders of T-Online to accept the Offer or to wait for the merger to be effected.

End of ad hoc announcement

Additional information:

Shareholders who are considering to accept the Offer are recommended to consider and examine not only whether to accept the Offer, but also the option of selling their T-Online shares via the stock market. Subject to the relevant stock market price, it is possible that they will thereby realize higher proceeds, even by taking into account any banking fees, than by accepting the Offer. On the day before publication of the Opinion, 2 December 2004, the T-Online share was quoted in the XETRA trading of the Frankfurt Stock Exchange at an official closing price of EUR 9.49, which is EUR 0.50 above the price offered by the Bidder.

The Resoned Opinion will be published pursuant to §§ 27 (3), 14 (3) 1 of the WpÜG in the Internet via the address www.t-online.de/stellungnahme as well as through free of charge distribution from T-Online (Investor Relations, phone +49 (0) 6151 680 2929). The Reasoned Opinion will be published in German and English. The German version should prevail.

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt, Germany
phone +49 (0) 6151/680-2929, **fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Ad hoc releases are available online at **www.t-online.net**

T-Online

This document is only a non-binding convenience translation of the German language original prepared pursuant to the German Securities Acquisition and Takeover Act. Any interpretation should also be based on the leading German version only.

Mandatory Notice pursuant to section 27 (3) in conjunction with section 14 (3) first sentence of the German Securities Acquisition and Takeover Act

OPINION OF THE MANAGEMENT BOARD OF T-ONLINE INTERNATIONAL AG, DARMSTADT, PURSUANT TO SECTION 27 (1) OF THE GERMAN SECURITIES ACQUISITION AND TAKEOVER ACT IN RELATION TO THE VOLUNTARY PUBLIC PURCHASE OFFER OF DEUTSCHE TELEKOM AG, BONN, TO THE SHAREHOLDERS OF T-ONLINE INTERNATIONAL AG FOR THE ACQUISITION OF ALL REGISTERED NO PAR VALUE SHARES

Deutsche Telekom AG, Bonn, (the "**Bidder**") on 26 November 2004, in accordance with section 14 (2) and (3) of the German Securities Acquisition and Takeover Act ("***WpÜG***"), published the offer document within the meaning of section 11 *WpÜG* (the "**Offer Document**") for its voluntary acquisition offer (the "**Offer**") to the shareholders of T-Online International AG, Darmstadt, for the purchase of their registered no par value shares in T-Online International AG ("**T-Online**") (ISIN DE 0005557706; WKN 555770) (the "**T-Online Shares**") against payment of EUR 8.99 per T-Online Share. The Offer Document was delivered to the management board of T-Online (the "**Management Board**") on 29 November 2004.

The Offer Document is available in German and in an English translation under www.telekom.de/tender-offer and may be obtained as a hard copy free of charge at Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, fax: +49 (69) 9150 9810.

The Management Board provides the following reasoned opinion on the Offer in accordance with section 27 (1) *WpÜG* (the "**Opinion**"):

I. General information concerning the Opinion

1. Legal basis of the Opinion

Pursuant to section 27 (1) first sentence *WpÜG* the Management Board, in addition to the supervisory board of a target company, must provide a reasoned opinion on an offer and on each of its amendments.

2. Actual bases for the Opinion

All statements, expectations, assessments and forward-looking statements and intentions contained in this Opinion are based on the information available to the Management Board at the time of publication of this Opinion or reflect the estimates or intentions of the Management Board at that time. These may change after the date of publication of the Opinion. We shall only update this Opinion in accordance with the obligations imposed by German law. However, we reserve the right to comment on the additional information concerning the status of the merger planned to be provided by the Bidder (cf. section 3.3 and 12.2.5 of the Offer Document). The statements concerning the Bidder's intentions are based on statements and information of the Bidder which the Management Board cannot verify.

3. Decision of T-Online shareholders on their own responsibility

The Management Board points out that its statements and assessments made in this Opinion are not binding on the T-Online shareholders and that this Opinion is not meant to be complete in all respects. Rather, it is up to the shareholders of T-Online to decide whether or not they wish to accept the Offer on the basis of the Offer Document and on the basis of all other sources of knowledge available to them (including individual advice sought by them) and by taking into account their individual tax-related and other interests.

4. Publication of the Opinion

The Opinion and all opinions on any amendments to the Offer will be published in accordance with sections 27 (3) and 14 (3) first sentence *WpÜG* by publication on the internet at www.t-online.de/statement and by provision in hard copy free of charge and may be obtained from T-Online (Investors Relation, telephone +49 (6151) 680 2929) free of charge.

The Opinion will be published in the German language with a non-binding convenience English translation. Only the German version governs.

II. Relations between the Bidder and T-Online

1. Bidder

For information concerning the Bidder, reference is made to section 5.1 of the Offer Document.

2. T-Online

T-Online is a stock corporation established under German law with registered office in Darmstadt and business address at Waldstrasse 3, 64331 Weiterstadt. It is registered in the commercial register of the local court of Darmstadt under HRB 7641. At the time of publication of the Offer Document, the share capital of the company was EUR 1,223,890,578.00 and was divided into 1,223,890,578 registered no par value shares. Until 30 May 2006, the Management Board of T-Online is authorized, with the consent of the supervisory board, to increase the share capital once or in several partial amounts by up to nominally EUR 611,929,144.00 in total by issuing new shares against contribution in cash or in kind in accordance with the provisions of the articles

of association of T-Online. Furthermore, T-Online has conditional capitals of EUR 4,619,299 in total for the purpose of issuing new shares on account of the exercise of stock options, i.e. options for the acquisition of T-Online shares in accordance with the existing employee participation plans. For details of such employee participation plans, reference is made to section 5.3 of the Offer Document.

T-Online provides internet services to private customers and small and medium-sized enterprises with high-quality internet access. In this regard, the share of internet access by using broadband technology is of increasing significance. In addition to the mere internet access, the services of T-Online include a large number of high-quality added-value services – such as e-mail, online banking, instant messaging, photo service, web organizer, web-hosting, virus protection, chats and international roaming – as well as premium content – such as Video on Demand and Musicload. Value-added services and internet access are increasingly marketed as integrated product offerings in order to further increase the sales proceeds per customer (APRU) and customer loyalty.

As part of its strategy update adopted in November 2004, T-Online pursues three main initiatives:

a. strengthening of Customer Centricity (customer value management) by DSL full marketing ("One Stop Shop Offer" of DSL connection and tariff);

b. development of integrated product bundles by entertainment packages (video, music and gaming), respectively "Triple Play" (access, communication services and entertainment services); and

c. aggressive expansion in France and Spain in order to increase its market shares to approximately 15-20% in the broadband market in each country.

T-Online has improved its sales and results continuously over the past years. Set out below are selected financial ratios of the T-Online group for the financial years 2000 and 2001 in accordance with the German Commercial Code (*HGB*) and for the financial years from 2002 in accordance with international accounting rules (IFRS), including a comparison of the financial ratios for the first three quarters 2004 with the first three quarters 2003:

In million EUR

T-Online Group

Result	2000 (HGB)	2001 (HGB)	2002 (IFRS)	2003 (IFRS)	I – III 2003 (IFRS)	I – III 2004 (IFRS)
Sales proceeds	797.2	1,139.9	1,568.1	1,851.2	1,347.0	1,473.4
EBITDA (negative)	(83.0)	(189.3)	115.4	344.3	261.2	382.8
Result before taxes (negative)	(259.1)	(821.2)	(449.8)	56.4	60.7	404.2
Extraordinary result (negative)	(146.4)	0.0	0.0	0.0	0.0	0.0
Taxes on income (reimbursement)	0.4	(17.1)	43.1	96.9	106.5	155.8
Net income/(net loss) for the year	(405.9)	(804.1)	(492.9)	(40.5)	(45.8)	248.4
Result attributable to other shareholders (negative)	16.2	7.3	3.2	2.8	2.7	(0.2)
Group profit (Group loss)	(389.7)	(796.8)	(489.7)	(37.7)	(43.1)	248.2

Balance sheet	31 Dec 2000 (HGB)	31 Dec 2001 (HGB)	31 Dec 2002 (IFRS)	31 Dec 2003 (IFRS)	30 Sep 2003 (IFRS)	30 Sep 2004 (IFRS)
Outstanding contributions	1.2	0.0	0.0	0.0	0.0	0.0
Long-term assets	2,991.8	2,332.9	1,980.8	2,883.1	1,689.4	3,978.7
Short-term assets	4,049.1	3,776.1	3,912.7	3,063.2	4,135.7	2,230.2
Shareholders' equity	6,594.9	5,810.3	5,517.7	5,480.0	5,474.4	5,729.0
Shares of other shareholders	1.5	3.7	2.1	(0.5)	(0.5)	2.3
Long-term debt capital	5.5	5.2	14.6	18.7	15.7	50.5
Short-term debt capital	440.2	289.8	359.1	448.1	335.5	427.1
Balance sheet total	7,042.1	6,109.0	5,893.5	5,946.3	5,825.1	6,208.9

3. Development of shareholdings in T-Online

With effect from 31 December 1995, Deutsche Telekom AG sold its online business at that time to the newly established Online Pro Dienste GmbH & Co. KG whose name was changed into Deutsche Telekom Online Service GmbH & Co. KG in December 1997. This was followed, with effect of 1 January 1998, by the accrual of the assets of Deutsche Telekom Online Service GmbH & Co. KG to its general partner, Deutsche Telekom Online Service GmbH. Deutsche Telekom Online Service GmbH was transformed into T-Online International AG with effect of 30 December 1999 by way of a change of its legal form. This was followed by several capital increases, after the implementation of which the Bidder held the entire share capital of T-Online of EUR 1 billion. In the course of the Initial Public Offering in April 2000, a total of 114,100,000 new shares of T-Online (including the green shoe shares) were placed at an issue amount of EUR 27.00 per share. Further capital increases also followed in April 2000 in connection with the acquisition of the shares of the Lagardère group in the French company Club Internet S.A.S. (69,633,116 shares) and for the purpose of acquiring shares of Commerzbank AG in comdirect bank AG (24,875,189 shares). Furthermore, the share capital was increased in September 2000 by a further 15,249,884 shares in connection with the acquisition of Ya.com Internet Factory S.A.U., Madrid.

In early December 2002, the Bidder placed 120,000,000 T-Online shares of its portfolio at a price of EUR 6.10 per share. This was followed in November 2003 by the Bidder's acquisition of the 24,875,189 T-Online shares from Commerzbank AG, i.e. those shares which Commerzbank AG had received from T-Online before as consideration for the acquisition of the shareholding in comdirect bank AG.

Currently the share capital of T-Online is held by the Bidder with approximately 73.93 % (904,853,879 T-Online shares) and by Lagardère with approximately 5.69 % (69,633,116 T-Online shares).

4. T-Online as a controlled company within the meaning of section 17 of the German Stock Corporation Act (*AktG*) and double functions of supervisory board members

Due to the Bidder's majority shareholding, T-Online's relationship with the Bidder is that of a controlled company in accordance with section 17 *AktG*. T-Online and its subsidiaries are included as affiliated companies in the Bidder's group annual accounts which are prepared in accordance with US-GAAP.

The Management Board of T-Online regularly prepares a report on relations with affiliated companies in accordance with section 312 *AktG* and last did so for the financial year 2003. The report on relations with affiliated companies for 2003, like

the respective reports since 2000, was audited by PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the auditors of the annual accounts of T-Online. The auditors confirmed in accordance with section 313 *AktG* that the factual statements made in the report are accurate, that regarding the transactions specified in the report, the consideration given by T-Online was not unreasonably high, and that regarding the measures specified in the report, no circumstances would justify a materially different opinion than that of the Management Board.

Several members of the supervisory board of T-Online are at the same time members of corporate bodies or executive employees of the Bidder or one of its subsidiaries:

The chairman of the supervisory board of T-Online, Kai-Uwe Ricke, is the chairman of the Bidder's management board and holds further offices as chairman of the supervisory board of other companies of the Bidder's group.

The members of the supervisory board of T-Online Dr. Karl-Gerhard Eick and Dr. Heinz Klinkhammer are members of the Bidder's management board and have further offices in supervisory boards of companies of the Bidder's group.

The member of the supervisory board of T-Online Dieter Cazzonelli is the head of the Bidder's central division Taxes and has further offices in supervisory boards of companies of the Bidder's group.

The member of the supervisory board of T-Online Dr. Eberhardt Rolle is ministry department head in the Federal Ministry of Finance and at the same time a member of the supervisory board of T-Mobile International AG, a wholly-owned subsidiary of the Bidder.

5. Conclusion of the Agreement in Principle concerning the planned merger

On 9 October 2004, the date of publication of the Bidder's decision to submit the offer, the Bidder announced at the same time its decision to pursue a merger of T-Online into the Bidder in accordance with the German Transformation Act ("***UmwG***") in order to thereby fully integrate the business of T-Online into the development of its fixed network and broadband business. After the supervisory board of T-Online gave its consent on 10 October 2004, the Management Board took up negotiations with the Bidder in order to determine the basic conditions of a potential merger. These negotiations resulted in an Agreement in Principle which was entered into on 8 November 2004 with the consent of the supervisory board of T-Online and which contains, inter alia, the following basic terms of a potential merger:

- The exchange ratio shall be established by performing a discounted future earnings valuation ("*Ertragswertverfahren*") of both companies in accordance

with the generally accepted principles of the German Institute of Chartered Accountants (*"Institut der Wirtschaftsprüfer -IDW"*) and court rulings of the supreme courts, and based on a 10-year planning period. The effective date of the merger shall be 1 January 2005.

- The current business of T-Online shall be continued within the Bidder as an independent organizational unit with its own management and its own profit and loss responsibility and shall be integrated into the Bidder's new strategic business division "Broadband/Fixed Network". The development and marketing of all IP products of the business division "Broadband/Fixed Network", in particular "Triple Play" products (network access, communication and entertainment services), will continue to be the responsibility of the organizational unit T-Online. It is not planned to break up T-Online as an organizational unit within the Bidder, and this will in no event be a subject matter of discussion before 31 December 2007.

- Following the merger, the organizational unit T-Online shall continue to be the only internet service provider (ISP) within the strategic business division "Broadband/Fixed Network" and shall in addition be assigned the management of the ISP business within the Bidder's group.

- The employees and the management board of T-Online will continue to play an essential role in the development of the Bidder's broadband business and will assume special responsibility for the introduction of an integrated broadband strategy. In the planned Executive Committee of the business division "Broadband/Fixed Network", T-Online will be represented by at least three members who will have material functions for the whole of this business division.

- The Corporate Identity formed by T-Online shall continue to be maintained in the new business division "Broadband/Fixed Network" and will be promoted by the management of the organizational unit T-Online. The trademark "T-Online" will continue to be used as an independent product trademark for all IP-based services provided by the Bidder for the mass market. All brands of T-Online will continue to exist, including as part of the trademark structure of the business division "Broadband/Fixed Network", and will continue to be managed by the organizational unit T-Online within its scope of responsibility.

- The merger is not intended to result in less favorable conditions for the employees, e.g. with regard to pension plans or "incentives", nor in redundancies for operational reasons. The main business locations in Darmstadt, Kiel, Oldenburg and Ulm shall be maintained.

Furthermore, it is planned that both companies will be valued in the coming months by the auditing firms instructed by T-Online on the one hand and the Bidder on the

other hand. On the basis of this valuation, the exchange ratio will be determined in the merger agreement and will be reviewed by the common merger auditor appointed by the court, Dr Ebner, Dr. Stolz & Partner GmbH, in accordance with sections 9 and 12 *UmwG*. It is not yet certain at the time of publication of this Opinion when the necessary valuations are expected to be completed and when it is expected to be possible to determine the exchange ratio.

III. Kind and amount of the consideration offered

1. Statutory minimum prices

As the Bidder already controls T-Online within the meaning of the provisions of the German Securities Acquisition and Takeover Act, i.e. holds 30 % or more of the voting rights in T-Online (section 29 (2) *WpÜG*), the Bidder's offer is neither a takeover bid nor a mandatory offer within the meaning of the *WpÜG*. The Bidder is, therefore, not subject to any legal requirements concerning the determination of the amount of the offered price. Even if the legal requirements concerning the amount of the offer in accordance with the *Angebotsverordnung* relating to the *WpÜG* (the "**Offer Ordinance**") were applicable, the offered purchase price would meet these requirements on the basis of the statements made by the Bidder:

Pursuant to section 4 of the Offer Ordinance relating to the *WpÜG*, the offered purchase price must be at least equal to the consideration which the Bidder, a person acting jointly with the Bidder or its subsidiaries granted or agreed within the last three months prior to publication of the decision to submit the acquisition offer. According to the statements made by the Bidder in the Offer Document, neither the Bidder itself nor one of its subsidiaries or a third party acting jointly with it acquired shares of T-Online during the three months prior to publication of the decision to submit the offer (9 October 2004).

Pursuant to section 5 (1) of the Offer Ordinance relating to the *WpÜG*, the purchase price offered under a takeover bid or mandatory offer must in addition be at least equal to the weighed average domestic stock market price of such shares during the last three months prior to publication of the decision to submit the offer. This is the case here, as in accordance with the publication of the Federal Financial Supervisory Authority the minimum price per T-Online share calculated on this basis was EUR 8.59, i.e. EUR 0.40 lower than the offered purchase price.

Therefore, the purchase price offered by the Bidder meets the minimum price regulations of the Offer Ordinance relating to the *WpÜG* with regard to takeover bids or mandatory offers.

2. Establishment of the company value of T-Online

The Bidder explains in the Offer Document that a preliminary company valuation, which was performed by it with the assistance of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("**KPMG**") on the basis of a discounted future earnings valuation and which is based, according to the Bidder, inter alia on the business plans of the two companies prepared in 2003, indicates that the discounted future earnings value of T-Online and the discounted future earnings value of the Bidder itself exceed the current stock market value. The Bidder states further that on account of the limited purposes of the acquisition offer, namely to provide T-Online shareholders with market liquidity and pricing security, the discounted future earnings value was, however, not taken into account in the determination of the offered purchase price.

For the purpose of preparing this Opinion, the Management Board of T-Online performed with the assistance of WARTH & KLEIN GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, ("**Warth & Klein**") initial analyses of its own of the company value on the basis of the latest medium-term planning and the 10-year business planning of T-Online (adopted, respectively noted by the supervisory board in its meeting of 23 November 2004). These valuation analyses were performed by applying the valuation methods as set out in the applicable "Principles for the performance of company valuations" *IDW S1*. In addition, considerations currently being discussed in relation to a further development of the valuation principles according to *IDW S1* (cf. *Themenheft* No. 17 of the journal "*Die Wirtschaftsprüfung*" of 1 September 2004) were anticipated as far as possible. The *IDW* intends to submit the draft of the revised *IDW S1* later this year. The draft of the new *IDW S1*, which has yet to be conclusively discussed in the main expert committee of the *IDW*, might contain deviating interpretations.

As part of these analyses, different scenarios were considered with regard to the material valuation parameters. In particular, the consequences were analyzed which will arise if the sustained growth rate of the perpetual annuity and the beta factor are varied within a range which may be deduced from market observations and analyst reports. The beta factor reflects the individual risk of the company in comparison with the market or a group of comparable companies (peer group).

The sensitivity-oriented approach of a growth rate of the perpetual annuity which is based on the growth of the national economies which are of relevance to T-Online, as well as the application of a beta factor which is expected to be at the upper end of the beta factors of internet companies which can be observed on the market, result in company values per T-Online share which are significantly above the Offer price. Even if no growth of the perpetual annuity is assumed in alternative scenarios or if the

beta factor is increased to a value above the range which can be observed, the company value per share is still significantly above the Offer price.

According to the current assessment of the Management Board of T-Online, as supported by Warth & Klein, a company valuation of T-Online will result in a substantially higher value per T-Online share than the purchase price offered by the Bidder.

3. Fairness Opinion of N. M. Rothschild & Sons Limited

Furthermore, the Management Board has instructed the investment bank N M Rothschild & Sons Limited ("**Rothschild**") as an independent financial advisor to perform a valuation of the T-Online shares with regard to the Bidder's Offer to T-Online shareholders and to deliver an opinion to the Management Board of T-Online with regard to the question of whether the offered purchase price of EUR 8.99 per T-Online share corresponds, in the opinion of Rothschild, to the fundamental value of the company ("**Fairness Opinion**"). Rothschild has performed a valuation of the company of the kind that is performed by investment banks in case of similar capital market transactions. Such valuations are performed by applying internationally recognized valuation methods. These include, inter alia, the analysis of selected transactions and enterprises and the discounted cashflow analysis. Rothschild points out in its Fairness Opinion that such kind of valuation differs in a number of important respects from a valuation performed by auditors and from asset-based valuations. In addition, Rothschild points out in its Fairness Opinion that in accordance with the instruction given by the Management Board of the company, the merger of the company into the Bidder, as pursued by the Bidder, is not the subject matter of the Fairness Opinion. Accordingly, Rothschild does not comment in its Fairness Opinion on the question of whether the value of the Bidder's shares, which T-Online shareholders will receive for their T-Online shares on the basis of the exchange ratio to be determined in the merger agreement, is likely to be above or below the Offer price of EUR 8.99 in cash per T-Online share or what would be, in Rothschild's opinion, an adequate exchange ratio.

The full wording of the Fairness Opinion delivered by Rothschild to the Management Board of T-Online, which includes the assumptions on which the Fairness Opinion is based and the reservations pursuant to which it was issued, is attached to this Opinion as Annex 1. We point out expressly that Rothschild has delivered the Fairness Opinion exclusively for the purposes of informing and supporting the Management Board of the company in connection with the examination of the Offer. The Fairness Opinion is not addressed to third parties and does not constitute any rights of third parties. By giving its consent to the Fairness Opinion being attached to this Opinion of the Management Board of T-Online in accordance with section 27 *WpÜG*, Rothschild has not extended the group of persons who are allowed to rely on the Fairness Opinion

beyond the members of the Management Board. In particular, the Fairness Opinion is not addressed to T-Online shareholders and is not a recommendation made by Rothschild to T-Online shareholders whether to accept the Bidder's offer or not. Rothschild will not update the Fairness Opinion in the event of a change of the relevant circumstances occurring after delivery of the Fairness Opinion.

Subject to the statements made in Annex 1, Rothschild reaches the conclusion in its Fairness Opinion that the offered purchase price of EUR 8.99 per T-Online share in cash is in Rothschild's view below the fundamental value of the company attributable to an individual T-Online share.

4. Effects of a potential merger

As the Bidder explains in the Offer Document, it is planning to ultimately merge T-Online into the Bidder itself. By concluding the Agreement in Principle on the merger, T-Online and the Bidder have reached an agreement on essential terms of a merger and have agreed the next steps for the further procedure.

If the planned merger is consummated, which is not expected to occur any earlier than in the second half of 2005, shareholders of T-Online who do not accept the Bidder's offer and also do not sell their T-Online otherwise will be given shares in the Bidder instead of their shares in T-Online. The question of whether, by doing so, they will ultimately be in a financially better or worse position than if they had accepted the Offer or sold their shares otherwise depends on various factors which the Management Board cannot assess reliably at this point in time. These factors include, in particular, that prior to completion of the valuations of both companies and agreement on the exchange ratio to be determined in the merger agreement, this ratio is still open and that the equivalent which a T-Online shareholder will be granted for its shares in the course of the merger also depends on the development of the stock markets in general and the development of the stock market price of the Bidder's share in particular.

Taking into consideration the fact that the Management Board is not able to assess either the exchange ratio or the further development of the Bidder's stock market price, the Management Board cannot confirm the Bidder's statements concerning the alleged adequacy of the offered purchase price by taking into account an exchange ratio established on the basis of a preliminary valuation and the ratio between the stock exchange prices of the two companies at the time of publication of the Offer Document. Rather, the Management Board is of the view that the ratio between the stock market prices of the two companies on the date of publication of the Offer Document, which date was chosen by the Bidder, which is however of no relevance to the exchange ratio, is of no significance for the assessment of the offered purchase price, and that it is not possible on the basis of the preliminary company valuation made by the Bidder with the assistance of KPMG, which anticipates the pending

procedure to establish the exchange ratio, to make any reliable statements concerning the adequacy of the offered purchase price. This applies all the more, as the preliminary company valuation made by the Bidder with the assistance of KPMG could not yet take into account the medium-term planning resolved by the Management Board and adopted by the supervisory board of T-Online on 23 November 2004 and the 10-year planning of T-Online adopted by the Management Board and noted by the supervisory board on 23 November 2004.

5. Summary assessment

As already concluded in the preceding sections, the offered purchase price for the share is in the view of the Management Board significantly below the company value per T-Online share resulting from the discounted future earnings valuation and other internationally common valuation methods. Even if no growth of the perpetual annuity is assumed in alternative scenarios or if the beta factor is increased to a value above the range which can be observed, the company value is significantly above the Offer price.

However, with regard to the planned merger of T-Online into the Bidder, it must be taken into account that it is only possible for T-Online shareholders to realize a higher purchase price than that offered, if such higher value is adequately reflected in the exchange ratio which also depends on the value of the Bidder established according to *IDW S1* (and possible amendments as stated under section 2. above) and the stock market price of the Bidder's shares after completion of the merger accurately reflects the value of the Bidder including T-Online.

IV. Opinion on the objectives pursued by the Bidder with the Offer and the merger

According to the Bidder's statement made in the Offer Document, the main objective of its Offer is, in connection with the planned merger of T-Online into the Bidder, to provide those T-Online shareholders with market liquidity and pricing security who prefer to sell their shares against a cash purchase price significantly earlier than the merger becoming effective. By way of the subsequent merger, the Bidder is planning to fully integrate the business of T-Online into the development of its fixed network and broadband business.

The Management Board acknowledges the objective of the Offer to provide T-Online shareholders with market liquidity and pricing security. The trading volume in shares of T-Online after publication of the Bidder's decision to submit the acquisition offer on 9 October 2004 indicates that the necessary liquidity in T-Online shares is secured also without the Offer. Moreover, the stock market price has since then been always above the offered purchase price of EUR 8.99. However, during the term of the Offer, the Offer serves as a protection of the realizable sale proceeds for T-Online shareholders willing to sell.

The Management Board also understands that the Bidder is submitting the Offer merely as a supporting measure in respect of the planned merger, because the Bidder already now does not only hold the absolute majority of voting rights by its current shareholding in T-Online of approximately 73.93 %, but – by taking into account the average presence in the last three ordinary general assemblies (2002: 90.38 %, 2003: 83.05 %, 2004: 84.32 %) – probably also holds the qualified majority of three quarters of the share capital represented in the passing of resolutions, which qualified majority enables the Bidder to ensure the consent also to structural measures such as mergers or enterprise agreements. According to the assessment of the Management Board, the consent of the general assembly of T-Online to the merger planned by the Bidder will, therefore, not depend on the Bidder acquiring further T-Online shares as a result of the Offer. Finally, with regard to the statements made in the Offer Document (cf. section 12.1.1) and the current negotiations about the conclusion of a merger agreement, the Management Board also does not assume that the Bidder is expecting or planning by way of the Offer to achieve a percentage of at least 95 % of the shares in T-Online, which would enable the Bidder to squeeze out the remaining minority shareholders in accordance with sections 327a et seq. *AktG* or to pursue the integration of T-Online in accordance with sections 319 et seq. *AktG*.

The Management Board is of the opinion that the merger with T-Online planned by the Bidder for the purpose of integrating the business of T-Online into the new strategic business division "Broadband/Fixed Network" is understandable and will provide, as a result of the integrated broadband strategy with combined offerings for network access, communication and entertainment services, high growth synergies with an expected net present value of more than EUR 1 billion, which could not be achieved without the merger. The maintenance of the organizational unit and the main business locations of T-Online and the establishment of the future competences and functions of the organizational unit of T-Online within the Bidder's business division "Broadband/Fixed Network", as agreed in the Agreement in Principle of 8 November 2003, are in the Management Board's opinion in the business interest of T-Online.

V. Opinion on the expected consequences of a successful Offer

1. Expected consequences for T-Online, in particular, its future business activities and the use of its assets

Should the Bidder be able to increase its shareholding in T-Online substantially in the course of its Offer, this fact alone will in the Management Board's opinion have no consequences for the existence, the business or the assets of T-Online or its group companies. T-Online is already now a company controlled by the Bidder within the meaning of section 17 *AktG*, and the Bidder, by way of its percentage of approximately 73.93 % of the share capital, had in the last general assemblies – by

taking into account the presence in these assemblies - always a qualified majority of three quarters of the share capital represented in the passing of resolutions by the general assembly.

As long as the merger pursued by the Bidder has not been implemented, T-Online will continue to exist as a legally independent enterprise and will further develop its business in accordance with the object of the enterprise.

Upon consummation of the merger, the existence of T-Online as an independent legal entity will cease, and all assets, liabilities and legal relations will pass to the Bidder by way of universal succession. However, T-Online will continue its future business activities as an organizational unit on the basis of the Agreement in Principle (cf. section II. 5 above).

2. Consequences for the employees and their representative bodies

The effects which the Offer in itself will have on the management bodies, employees and employees' representative bodies are accurately described in the Offer Document.

In respect of the effects of the merger pursued by the Bidder, it is determined in the Agreement in Principle that the merger is not intended to result in less favorable conditions for the employees or in redundancies for operational reasons. With regard to the consequences for the employees and their representative bodies described in the Offer Document, the following must be supplemented:

a. Contractual rights

Pursuant to the relevant statutory provisions, all employment and service contracts concluded by T-Online will be transferred to the Bidder upon effectiveness of the merger. This does not apply only insofar, as any affected employees object to the transfer of their employment relationships. Included in the transfer will be also the employment relationships of those employees who are currently on leave of absence under existing employment relationships or civil servant relationships with the Bidder, unless a different arrangement has been effectively agreed with such persons. Should such suspension end upon a merger, the Bidder and T-Online have agreed in the Agreement in Principle to search for ways to enable also such persons to continue employment in accordance with their former working conditions.

b. Employees' representative bodies and collective agreements

The Agreement in Principle stipulates that the business locations of T-Online in Darmstadt, Kiel, Oldenburg and Ulm shall be maintained irrespective of a

merger. As regards the organizational integration of the call center locations within T-Online, this issue will be jointly decided by the Bidder and T-Online. If the organizational integration of the call center locations will also remain unchanged, the existing local works councils will remain in office in all current operations of T-Online. Works agreements and general works agreements of T-Online will in this case continue to apply, unless they are replaced by general works agreements of the Bidder concerning the same subject matter concluded by the Bidder's central works council in its statutory competence.

According to the Agreement in Principle, the merger is not intended to result in less favorable conditions for the employees, e.g. with regard to pension plans or "incentives".

The composition of the central works council, the group works council and the European works council of the Bidder is based on collective agreements which do not provide for the case of the planned merger in unequivocal terms. If necessary, the question of how the employees of T-Online will be represented in these bodies after the planned merger will have to be clarified or provided by way of supplements to these collective agreements.

T-Online is currently conducting collective bargaining negotiations on a company collective agreement with ver.di, the competent union in this respect. As long as these collective bargaining negotiations have not been completed, it is not possible to make a binding statement concerning the collective law effects of the planned merger.

c. Employee participation plans

The Agreement in Principle provides in relation to employee participation plans that the merger is not intended to result in less favorable conditions with regard to so-called "incentives" (Mid-Term Incentive Plan and Share Option Plan). To the extent that incentive instruments are not continued, they shall be remunerated to the largest extent possible by way of a cash compensation.

The share option plans described in detail in section 5.3 of the Offer Document will continue to apply without any change after completion of the Offer. Upon implementation of the merger pursued by the Bidder, the obligations of T-Online will be transferred to the Bidder by way of universal succession in accordance with section 20 *UmwG*. Section 23 *UmwG* obliges the Bidder to grant equivalent rights to the holders of share options. This is regularly effected by creating conditional capital in the relevant amount or the acquisition of own shares, by which the Bidder is able to serve the share options in case of an exercise. The subscription right of option holders is basically converted in the

exchange ratio of the shares in accordance with the merger agreement. If options are exercised, the Bidder may at its discretion grant a cash compensation, as provided for in the share option plan, instead of granting shares.

The so-called Mid-Term Incentive Plan provides that employees are offered as a reward, by way of separate letters (offering certificates), a certain amount of money which is paid at the end of the plan subject to the achievement of two performance targets based on the share price. The promise constituted by the reward offer will not become void either as a result of the Offer or as a result of the merger pursued by the Bidder. If it is no longer possible after the merger to base the amount of money offered as a reward on the development of the price of the T-Online share, the performance targets must be adjusted by taking into account the exchange ratio (section 23 *UmwG*), unless the Bidder offers a cash compensation instead of continuing the Mid-Term Incentive Plan in accordance with the Agreement in Principle.

3. Consequences for the business locations of T-Online

The performance of the Offer itself does not have any effects on the business locations of T-Online in Darmstadt, Ulm, Kiel and Oldenburg. According to the Agreement in Principle of 8 November 2004, it is planned to maintain these locations irrespective of the merger. As regards the organizational integration of the call center locations within T-Online, this issue will be jointly decided by the Bidder and T-Online.

4. Potential consequences for shareholders who do not accept the Offer

Shareholders of T-Online who do not accept the Offer will remain shareholders of T-Online until effectiveness of the planned merger, unless they sell their shares otherwise. T-Online shares in relation to which the Offer is not accepted can be traded as before in the Regulated Market of the Frankfurt Stock Exchange under ISIN DE 0005557706/WKN 555770 during the acceptance period of the Offer and after expiry of the acceptance period.

The current price of the T-Online share may be affected by the fact that the Bidder on 9 October 2004 announced its decision to submit the Offer. Since that time the price of the T-Online share has always been above the published purchase price. However, it cannot be assumed with certainty that the price of the T-Online share will continue to be above the offered purchase price also after the expiry of the acceptance period.

Depending on the number of shares in relation to which the Offer is accepted, the trading volume and the liquidity of the T-Online share may decrease. This may have

the result that sale orders cannot be executed at all or in due time and there will be higher price fluctuations in the T-Online share.

The T-Online shares are included in the TecDax index of Deutsche Börse AG ("**TecDax**"). Depending on the success of the Offer, T-Online may be excluded from the TecDax after expiry of the acceptance period, because there is no longer a sufficient free float of shares or sufficient liquidity of the shares. In this case investment funds which reflect the TecDax in accordance with their investment guidelines, and possibly also other investment funds or investors who attach importance to the T-Online share being included in the TexDax, will sell their T-Online shares, which may adversely affect the stock market price of the T-Online share.

The possibility referred to in the Offer Document, namely that the T-Online share may change from the so-called Prime Standard to the so-called General Standard of the Regulated Market, requires an application of T-Online in this respect or a violation of the additional obligations arising from admission of T-Online with subsequent revocation of the admission to the Prime Standard of the Regulated Market by the Frankfurt Stock Exchange. The Management Board does not see any reason for either possibility of a change of the T-Online share from the Prime Standard to the General Standard.

The Bidder reserves the right in the Offer Document (section 12.2.2) to exercise its voting right in general assemblies of T-Online to the effect that, to the extent permitted by law, no dividends are distributed as long as the group result of the T-Online sub-group, as established in accordance with the accounting principles of the German Commercial Code as part of the Bidder's group annual accounts, is negative. The Management Board of T-Online will decide on its proposal for the appropriation of the profit for 2004 after conclusion of the financial year in compliance with the statutory provisions. In this regard, the Management Board will, in particular, take into account the limits of section 254 *AktG*, according to which a minimum dividend of 4 % of the share capital must be distributed, to the extent that the balance sheet profit is not excluded from the distribution among shareholders by law or by the articles of association or the assignment to revenue reserves or the profit carried forward is not necessary on the basis of a reasonable commercial assessment. However, it is not the Management Board or the supervisory board which ultimately decides on the appropriation of the balance sheet profit, but the general assembly.

As already explained, the Bidder has already now the qualified majority, by taking into account the usual presence in general assemblies, necessary to push through also such resolutions to be passed by the general assembly which require the majority of three quarters of the represented share capital. This applies, in particular, to resolutions on capital increases by excluding the subscription right, capital decreases,

the consent to the transfer of the assets of T-Online AG in total, the conclusion of enterprise agreements, change of the legal form, the merger or other measures subject to the German Transformation Act. Due to the fact that the Bidder, with its current percentage of approx. 73.93 % of the share capital, would lose its qualified majority in the general assembly only, if in a general assembly the share capital represented in the passing of resolutions exceeded 98.57 % of the total share capital, and experience shows that such high presence is generally not achieved in general assemblies of public companies, the Management Board does not expect any noticeable change in the voting ratios in general assemblies of T-Online, should the Bidder increase its percentage of the share capital to 75 % or more as a result of the Offer. In any event it must be assumed that the Bidder is able even with its current shareholding in T-Online to push through the consent of the general assembly of T-Online to a merger into the Bidder.

As regards the statements made under section 12.2.4 of the Offer Document (Merger and Exchange Ratio), the Management Board would like to add that the preliminary company valuation cited by the Bidder, which was performed by the Bidder with the assistance of KPMG, is based on the business plans of the two companies which were prepared in 2003 and could thus not take into account the medium-term planning of T-Online adopted on 23 November 2004 by the supervisory board of T-Online and the 10-year planning adopted by the Management Board. For this reason and on account of the fact that the work for the company valuations by the auditing firms appointed by the Bidder and by T-Online has only commenced and the common merger auditor was appointed by the court only on 15 November 2004, the Management Board is not able to agree with the Bidder's statements concerning the expected exchange ratio. The Management Board also refuses to participate in making assumptions concerning a likely exchange ratio. After all, as is accurately stated in the Offer Document, the exchange ratio is subject to review by the court which may result, by way of valuation proceedings, in an interest-bearing additional payment to T-Online shareholders who continue to hold their shares until the merger.

VI. No special advantages or conflicts of interest of members of the Management Board

The Bidder has not granted or promised the members of the Management Board of T-Online any money payments or other non-cash benefits in connection with the Offer. However, the chairman of the Bidder's management board and other members of the Bidder's management board informed the members of the Management Board in various talks and internal events, in particular, in front of all T-Online employees (e.g. on 11 October 2004) that the members of the Management Board of T-Online, too, shall - after T-Online has been merged into the Bidder - remain responsible for the unit T-Online within the Bidder. In addition, the chairman of the Bidder's management board gave an interview in *Welt am Sonntag* [German

national Sunday newspaper] of 10 October 2004, in which he said: "T-Online will continue to be an independent unit with its own management. Before you ask your next question: Rainer Beaujean will remain the boss."

In the Agreement in Principle (cf. section II. 5), it was agreed between T-Online and the Bidder that after the potential merger, the strategic business division "Broadband/Fixed Network" will be managed, as part of the overall responsibility of the Bidder's corporate bodies, by an Executive Committee which will include at least three members of the T-Online division management with material functions for the entire business division "Broadband/Fixed Network".

However, so far there have not been any specific talks between the Bidder and members of the Management Board concerning future management roles in the Bidder company or group enterprises of the Bidder after consummation of the merger.

The supervisory board of T-Online is currently conducting talks with one member of the Management Board of T-Online concerning a prolongation of such member's service contract scheduled for next year.

Several members of the Management Board of T-Online also have or recently had functions in other companies of the Bidder's group:

The chairman of the Management Board, Rainer Beaujean, was until 31 October 2004 a member of the investment advisory council of T-Online Venture Fund GmbH & Co. KG whose sole general partner, T-Venture Telekom Funds Beteiligungs-GmbH, is held by the Bidder.

The member of the Management Board Andreas Kindt is a member of the investment advisory council of T-Online Venture Fund GmbH & Co. KG and deputy chairman of the supervisory board of T-Systems Multimedia Solution GmbH.

The member of the Management Board Burkhard Graßmann is a member of the supervisory board of Deutsche Telekom Medien GmbH.

The member of the Management Board Thomas Hille is a member of the supervisory board of T-Punkt Vertriebsgesellschaft mbH.

The member of the Management Board Jens Becker is a member of the investment advisory council of T-Online Venture Fund GmbH & Co. KG.

Unless cited above, members of the Management Board of T-Online are neither members of corporate bodies nor do they have service contracts with any companies in the Bidder's group other than with T-Online itself or its subsidiaries.

VII. Intention of the members of the Management Board to accept the Offer

Various members of the Management Board of T-Online are holding T-Online shares at the time of publication of this Opinion. Specifically, the chairman of the Management Board, Rainer Beaujean, holds 550 shares, and of the members of the Management Board, Veronika Altmeyer holds 1,000 shares, Burkhard Graßmann holds 1,050 shares and Andreas Kindt holds 550 shares. All of these person do not intend at present to accept the Offer.

VIII. Recommendation

For the reasons outlined under section III above, the Management Board is at present not able to recommend shareholders to accept or not to accept the Offer. The Management Board is of the view that the offered purchase price per T-Online share is significantly below the per share company value of T-Online established by performing a discounted future earnings valuation or on the basis of other internationally recognized valuation methods. However, due to the fact that the exchange ratio in case of a merger which also depends on the value of the Bidder established according to *IDW S1* (and possible amendments as stated under section III 2. above) is still open and on account of the uncertainties regarding the price development of the Bidder's shares, it is not foreseeable whether it is more favorable to shareholders of T-Online to accept the Offer or to wait for the merger to be effected.

Shareholders who are considering to accept the Offer are recommended to consider and examine not only whether to accept the Offer, but also the option of selling their T-Online shares via the stock market. Subject to the relevant stock market price, it is possible that they will thereby realize higher proceeds, even by taking into account any banking fees, than by accepting the Offer. On the day before publication of this Opinion, 2 December 2004, the T-Online share was quoted in the XETRA trading of the Frankfurt Stock Exchange at an official closing price of EUR 9.49, which is EUR 0.50 above the price offered by the Bidder.

Weiterstadt, 3 December 2004

T-Online International AG

The Management Board

Annex I

This document is a non-binding convenience translation of the German language original of the "Fairness Opinion" by N M Rothschild & Sons Limited, which was sent to the Management Board on 2 December, 2004. In case of any discrepancy between the English and the German versions, the German language original shall prevail.

[NM Rothschild & Sons Limited letterhead]

PRIVATE AND CONFIDENTIAL

2 December, 2004

Management Board
T-Online International AG
Waldstrasse 3
64331 Weiterstadt
Germany

Dear Mrs Altmeyer,
Gentlemen,

Deutsche Telekom AG ("DTAG" or "Bidder") published on 26 November, 2004 a voluntary cash tender offer (the "Offer") for all registered shares with no par value (the "T-Online shares"), each share with a proportionate amount of EUR 1.00 in the registered share capital of T-Online International AG ("T-Online" or the "Company"), to acquire all outstanding shares for a cash consideration of EUR 8.99 per share.

You have requested our opinion as to whether the cash consideration of EUR 8.99 per share reflects the fundamental value of the Company. At your request, this opinion does not refer to the announcement made by DTAG on 9 October, 2004 to pursue a statutory merger of T-Online with the Bidder under the German Transformation Act (Umwandlungsgesetz), but only refers to the Offer from the perspective of T-Online shareholders other than the Bidder, who we understand owns around 73.93% of the outstanding T-Online shares.

We are acting as financial advisor to the Company in connection with the Offer and the proposed merger with DTAG. We expect to receive fees for our services in connection with the Offer and the merger. The Company has agreed to indemnify us against certain liabilities and obligations possibly arising out of our engagement. We also point out that Rothschild or its affiliates have provided certain investment banking and other services to the Bidder in the past and received fees for these services. However, neither Rothschild nor its affiliates are currently acting for DTAG or its affiliates besides T-Online.

In connection with this opinion, we have reviewed amongst other things:

i. The offer document pursuant to §14(3) of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) published on 26 November, 2004 (the „Offer Document") in connection with the Offer;

ii. Certain publicly available business and financial information about the Company and the market in which the Company operates, in particular the published annual reports of the Company for the years 2000, 2001, 2002 and 2003;

iii. Published interim reports to shareholders for the periods 1 January, 2004 to 31 March, 2004; 1 January, 2004 to 30 June, 2004 and 1 January, 2004 to 31 September, 2004;

iv. The budget of the Company for 2005 and the medium-term financial plan of the Company on a stand alone basis for the years 2005 to 2007 as agreed by the Management Board, and approved by the Supervisory Board on 23 November, 2004;

v. The 10-year financial plan of the Company as it was agreed by the Management Board, and taken notice of by the Supervisory Board on 23 November, 2004 (documents mentioned in iv. and v. together referred to as the "T-Online financial forecasts"); and

vi. Certain reports, financial forecasts and other analyses concerning the Company published by equity research analysts.

In addition, we have:

i. Reviewed the current and historic share price development of T-Online shares since its IPO and the trading activities over the last twelve months before the announcement of the Offer;

ii. Compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, and reviewed the current and historical market prices of T-Online shares and certain publicly traded securities of such other companies;

iii. Compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant;

iv. Performed a discounted cash flow valuation, based on the T-Online financial forecasts and scenario analyses we deemed appropriate; and

v. Performed such other financial studies and analyses as we deemed appropriate in this context.

We also have held discussions with individual members of the Management Board and senior management of the Company regarding their assessment of the Company's past and current business record, financial condition, future prospects, expected synergies and certain other circumstances, which we deemed appropriate in the context of developing our views.

We were not requested, neither by the Company nor any third party, and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Offer. We did not participate in negotiations or conversations with respect to the decision to submit an Offer or its terms.

This opinion is not and should not be considered as being based on a valuation (Unternehmensbewertung) as typically performed by qualified auditors based on the requirements of German corporate law. Instead it is based on a valuation of the Company as it is typically performed by investment banks in similar capital market transactions. Such valuations are carried out using internationally common valuation methods and differ in a number of important respects from a valuation performed by auditors and from asset based valuations generally. In particular, we have not performed a valuation based upon the guidelines published by the German Institute of Chartered Accountants (IDW) (IDW S 1). In particular, this opinion does not replace such a valuation. We express no view on whether, in light of the nature of the transaction, it may be required or appropriate for the Management Board of the Company to obtain a valuation based upon the guidelines published by the German Institute of Chartered Accountants (IDW) IDW S 1.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information and have assumed such accuracy and completeness for purposes rendering this opinion and other services. This is regardless of whether the information was publicly available or has been provided by the Company or was available to us by any other means. Accordingly, we have not

undertaken an independent review of the documents concerning their correctness and completeness. In addition, we have not made an independent evaluation or appraisal of the Company's or its subsidiaries' assets and liabilities (including any off-balance-sheet liabilities) and did not receive any corresponding valuations or reviews. In that regard, we have assumed that the T-Online forecasts have been prepared reasonably on a basis reflecting the best currently available estimates and judgments of the Management Board of the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Management Board of the Company in connection with its consideration of the Tender Offer. It is not meant to address any third party nor does it give rise to any obligations towards third parties. In particular, this opinion is not addressed to T-Online shareholders and therefore does not constitute a recommendation as to whether or not any shareholder of the Company should tender shares in the Company in connection with the Offer by the Bidder.

We point out explicitly that the merger proposed by DTAG between the Company and DTAG is not a subject of this opinion. Likewise, we are expressing no opinion as to whether the holders of T-Online shares will receive in exchange for their shares DTAG shares at a value above or below the Offer Price of EUR 8.99 per T-Online share and what would be an appropriate exchange ratio. Furthermore, we express no view as to whether the terms of the Offer comply with the requirements of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

This letter may be reproduced in full in the Reasoned Statement of the Management Board in response to the Offer (begründete Stellungnahme) in accordance with §27 WpÜG, and, subject to our prior written approval, may also be attached to the Reasoned Statement of the Supervisory Board in response to the Offer in accordance with §27 WpÜG.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration subject to the Offer of EUR 8.99 per T-Online share is below the fundamental value of the Company on a per share basis.

Very truly yours,

Marc Middleton Albrecht Stewen
NM Rothschild & Sons Limited